January 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Attention:	Division of Corporation Finance
Office of Life Sciences

Re:	Teladoc Health, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No: 001-37477

Dear Ms. Houser and Mr. O’Brien:

Set forth below is the response of Teladoc Health, Inc. (“Teladoc Health”, the “Company” or “we”) to the comments contained in the letter dated December 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments are reproduced in bold type below and are followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Business Combinations, page 60

1.	We note for the Livongo acquisition that you allocated the customer relationships intangible asset a fair value of $1.05 billion. In the Form S-4 pro forma financial information, the estimated useful life was 7.5 years. However, it appears that the estimated useful life significantly increased with the preliminary accounting for the merger in the consolidated financial statements. Finally, we note that Livongo has been providing its chronic illness services since 2014, or six years before the merger. Please disclose the estimated useful life of the customer relationships intangible asset, how the useful life was estimated, including the material factors considered that are specific to Livongo, and what additional information was obtained subsequent to the Form S-4 that significantly increased the number of years over which the asset is amortized.

Response: In preparing the pro forma financial information filed in the Company’s Form S-4/A on September 11, 2020, the Company allocated $550 million of the estimated purchase price to customer relationships and assigned a useful life of 7.5 years. For purposes of the pro forma financial information, customer relationships were estimated without access to Livongo-specific customer information. The Company used the assistance of a third-party valuation firm to review useful lives of customer relationships of similar companies and transactions. The benchmarking analysis included transactions from the virtual healthcare and healthcare technology industries, including a combination of prior Teladoc Health acquisitions and other relevant industry transactions.

Based on Livongo-specific information obtained following the closing of the merger, the Company performed a valuation study, using the assistance of a third-party valuation firm, to derive the purchase price allocation included in our Form 10-K filed on March 1, 2021. Based on such analysis, the Company allocated a total of $1.05 billion to customer relationship intangibles.

We considered the criteria in FASB ASC 350-30-35 for customer relationship intangibles, which include direct and channel-sourced customers, and we determined, with the assistance of a third-party valuation firm, the remaining weighted average useful life to be approximately 15.7 years based on historical Livongo attrition rates, estimated revenues from customers, and other qualitative factors, and we believe that our customer relationships are expected to make contributions to our future cash flows over this period. The Livongo customer relationships typically have a three-year contractual term, but the estimated useful life assumes renewals or extensions and considers historical attrition rates which were calculated using actual Livongo attrition data. The Livongo customer attrition information was the largest factor contributing to the longer useful life reported in the Company’s Form 10-K compared to the useful life estimated in the pro forma financial information.

To provide additional clarity about the useful lives of acquired intangible assets, consistent with the requirements of FASB ASC 350-30-50-1, the Company will supplement the disclosures in its Form 10-K for the year ended December 31, 2021, by inserting the following underlined language and table with respect to the Livongo acquisition:

Note 5. Business Acquisitions

On October 30, 2020, the Company completed the acquisition of Livongo through a merger in which Livongo became a wholly-owned subsidiary of the Company. Upon completion of the merger, each share of Livongo’s common stock converted into the right to receive 0.5920 shares of Teladoc Health’s common stock and $4.24 in cash, without interest. In addition, in connection with the closing of the merger, Livongo paid a special cash dividend equal to $7.09 per share of Livongo’s common stock to shareholders of Livongo as of a record date of October 29, 2020. The adjusted total consideration was $13,876.9 million consisting of $401.0 million of net cash, $555.4 million related to the conversion feature of the Livongo Notes guaranteed by the Company and 60.4 million shares of Teladoc Health’s common stock valued at approximately $12,981.6 million on October 30, 2020. Final purchase price allocations resulted in the following intangibles:

Intangible Asset	Balance at Acquisition (in millions)	Estimated Average Useful Lives	Valuation Methodology
Customer Relationships	$1,050	15.7 years	Income Approach: Multi Period Excess Earnings Method
Technology	$300	7 years	Income Approach: Relief from Royalty Method
Trademarks	$250	10 years	Income Approach: Relief from Royalty Method

The Livongo customer relationships typically have a three-year contractual term, but the estimated useful life assumes renewals or extensions and considers historical attrition rates.

The acquisition was considered a stock acquisition for tax purposes and accordingly, the goodwill resulting from this acquisition is not tax deductible. The total acquisition related costs were $59.0 million and included transaction costs for investment bankers, other professional fees and income taxes for accelerated grants and were recognized in the Company’s consolidated statements of operations in acquisition, integration, and transformation costs.

Technology and Development Expenses, page 62

2.	Please tell us the amount of direct technology expenses related to revenue included in the technology and development expenses line item, as well as the amount related to research and development activities. Tell us how you considered whether such amounts should be separately reported on your Consolidated Statements of Operations.

Response: Direct technology costs related to revenue, as defined by the Company, are included in cost of revenue and are not included in technology and development expenses on our consolidated statements of operations. We believe that registrants need to apply judgment in determining which costs represent cost of revenue as opposed to other costs. Considering the guidance in Rule 5-03 of Regulation S-X, we have included in cost of revenue those costs that are directly related to supporting the number of general medical visits, expert medical services, and other specialty visits completed in each period and include costs incurred with our provider network operations and data center activities. This includes costs of technology enabling multiple modes of real-time communication, including via web browser, mobile application, voice / telephony, and text. These expenses increase or decrease as the level of revenue changes.

Technology and development expenses include the costs of operating our on-demand technology infrastructure that are not directly related to changes in revenue or volume of visits, including licensed applications, information technology infrastructure, security, and compliance. The technology and development line item also contains amounts charged to expense for research and development, which include costs of new product development, costs to add new features or improve reliability or scalability of existing applications, and other software development and engineering costs to the extent that they are not capitalized. The research and development expenses may enable future revenue growth but are not directly related to current revenues.

The Company considered Rule 5-03 of Regulation S-X when determining the items requiring separate presentation on our consolidated statements of operations and concluded it was appropriate to present general technology and research and development costs together as a single financial statement line-item within operating expenses. Research and development costs are not a prescribed line item in Rule 5-03, and research and development together with general technology may constitute a single class of operating expenses; however, the Company will provide note disclosure of research and development costs consistent with FASB ASC 730-10-50-1 in future filings as costs have increased since 2020, due in part to the Livongo Health, Inc. and InTouch Technologies, Inc. acquisitions and the related costs to integrate those products as well as the Company’s strategic growth initiatives. Please see the proposed disclosure underlined below. Our technology and development expenses exclude certain allocations of occupancy expense as well as depreciation and amortization of software development assets capitalized.

Note 2: Summary of Significant Accounting Policies

Technology and Development

Technology and development expenses include personnel and related expenses for software engineering, information technology infrastructure, security and compliance, product development and support for our efforts to add new features and ensure the reliability and scalability of our existing solutions. Technology and development expenses also include outsourced software engineering services, the costs of operating our on-demand technology infrastructure (whereas costs directly associated with revenue are presented separately in cost of revenues), licensed applications and stock-based compensation for our technology and development employees. Our technology and development expenses exclude certain allocations of occupancy expense, capitalized software development costs, and depreciation and amortization. For the years ended December 31, 2021, 2020 and 2019, research and development of $X.X* million, $110.8 million, and $23.6 million, respectively, was recognized in the Company’s consolidated statements of operations in technology and development.

* - Amount not currently available and will be included in Teladoc Health’s Form 10-K for the year ended December 31, 2021.

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Kindly direct any questions you may have to the undersigned at (203) 987-6957. Any additional comments may be sent via email to Adam Vandervoort at avandervoort@teladochealth.com. Thank you.

Very truly yours,

/s/ Mala Murthy
Mala Murthy
Chief Financial Officer
TELADOC HEALTH, INC.

cc:	Jason Gorevic of Teladoc Health, Inc.
Richard Napolitano of Teladoc Health, Inc.
Adam C. Vandervoort of Teladoc Health, Inc.